June 13, 2006

Mail Stop 4561

Dallas E. Lucas
Executive Vice President and Chief Financial Officer
Maguire Properties, Inc.
333 South Grand Avenue, Suite 400
Los Angeles, CA 90071

Re: Maguire Properties, Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2005
        Filed March 16, 2006
        File No. 001-31717

Dear Mr. Lucas:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant